

October 31, 2013

<u>Via E-mail</u>
Mr. W. Scott Emerick
Chief Financial Officer
Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, OH 44124

  Re: Park-Ohio Holdings Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 15, 2013
    Definitive Proxy Statement on Schedule 14A
    Filed April 15, 2013
    File No. 0-3134

    Park-Ohio Industries, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 27, 2013
    Form 10-Q for the Fiscal Quarter Ended June 30, 2013
    Filed August 13, 2013
    File No. 333-43005-01

Dear Mr. Emerick:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Park-Ohio Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations
Net Sales by Segment, page 27

1.   Please revise future annual and quarterly filings to quantify the impact of the offsetting sales volume increases and decreases related to the industries and business units you identify. Also, please revise future annual and quarterly filings to disclose and discuss the factors that resulted in the sales volume increases and decreases during each period presented.

Cost of Products Sold & Gross Profit, page 28

2.   Please revise future annual and quarterly filings to quantify and more fully explain the factors you identify as impacting gross profit margins, including "product mix" and "improved operating efficiencies." To the extent fluctuations in commodity prices, including the prices of steel, aluminum, nickel and copper, impact cost of products sold, please expand your narrative in future filings to provide a more quantified discussion of how these costs impacted gross margins during the periods presented, and management's expectation of how these costs may impact future results.

General

3.   In future annual and quarterly filings, please revise MD&A to include a discussion and quantified analysis of changes in segment operating income margins between comparative periods.

Critical Accounting Policies and Estimates, page 34

4.   The disclosures related to your critical accounting policies and estimates appear to repeat the accounting policies included in the notes to your financial statements. Please expand your disclosures in future filings to address the following:

- The types of assumptions underlying the most significant and subjective estimates;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and could materially affect your methodology or the assumptions described;

- A quantitative discussion of the impact on your results if you assume accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimates or by using the reasonably possible range of the accounting estimate (for example, the impact of changes in pension assumptions); and

- A quantitative and qualitative discussion of any material changes made to the accounting estimate during the period presented, the reasons for the changes, and the impact on your results.

Refer to SEC Releases 33-8098 and 33-8350.

Item 8. Financial Statements and Supplementary Data, page 40

Consolidated Balance Sheets, page 43

5. Please revise future filings to comply with ASC 350-20-45-1.

Note B – Segments, page 53

6. We note your disclosure regarding the realignment of reportable segments. Please tell us, and clarify in future filings, if Aluminum Products, Rubber Products, Delo Screw Products, and FRS are operating segments that you realigned into your Assembly Components reportable segment. If they are, please demonstrate to us how they meet all the aggregation criteria in ASC 280-10-50-11. If they are not, please demonstrate to us how you determined they are not operating segments and explain to us what, if any, other changes were made to your organizational structure and/or management reporting as a result of the realignment of your reportable segments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
Compensation Components, page 19

7. We note your disclosure on page 19 that in 2012 only Mr. Edward Crawford participated in the Bonus Plan. With a view toward future disclosure, please tell us how your compensation committee determines to include or exclude certain named executive officers from participation under your Bonus Plan.

8. We note your disclosure on page 19 that Mr. Edward Crawford was eligible for a bonus award equal to 4% of your 2012 consolidated adjusted income before income taxes. We also note that your compensation committee will continue to use 4% of consolidated adjusted income before income taxes as Mr. Crawford's performance measure under your Bonus Plan in 2013. With a view toward future disclosure, please tell us how your compensation committee determined the amount of the bonus award, including whether

the compensation committee used any pre-established financials goals to determine the amount of the bonus or if the bonus was fixed as a set percentage of financial performance, as suggested in your disclosure. Please also tell us how the compensation committee determined the appropriate percentage of consolidated adjusted income before income taxes to award Mr. Crawford, including any specific factors considered by the compensation committee, and whether there are any circumstances under the compensation committee could increase or decrease the amount awarded to Mr. Crawford. See Item 402(b) of Regulation S-K.

9.   With a view toward future disclosure, please explain what individual performance and profitability information was considered in determining the 2012 bonus awards for each of the named executive officers aside from Mr. Edward Crawford. See Item 402(b)(2)(vii) of Regulation S-K.

Park-Ohio Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

10.   To the extent applicable, please revise future annual and quarterly filings to comply with the comments related to Park-Ohio Holdings' Exchange Act filings.

Item 8. Financial Statements and Supplementary Data, page 34

Note O – Supplemental Guarantor Information, page 64
Condensed Consolidating Statement of Income for the Year Ended December 31, 2011, page 68

11.   Please tell us the reason for the difference between the parent's income from subsidiaries and the net income of the combined guarantor subsidiaries.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements, page 3

Note P – Subsequent Event, page 16

12.   Based on your disclosures, it appears to us that your guarantor subsidiaries are subject to release provisions. Please tell us, and revise your condensed consolidating financial statements in future filings to disclose, the specific nature of the guarantor release provisions and your basis for determining the guarantees comply with the provisions of Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief